UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

America’s-Car Mart Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
03062t105
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03062t105

1	NAMES OF REPORTING PERSONS Ranger Investment Management, L.P. - 02-0661004

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	03062t105

1	NAMES OF REPORTING PERSONS Ranger Capital Group Holdings, L.P. - 02-0660964

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	03062t105

1	NAMES OF REPORTING PERSONS Ranger Capital Group, L.L.C. – 48-1264945

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	03062t105

1	NAMES OF REPORTING PERSONS Ranger Investment Group, L.L.C. - 02-0660977

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	03062t105

1	NAMES OF REPORTING PERSONS William Conrad Doenges

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	03062t105

1	NAMES OF REPORTING PERSONS Jason Christopher Elliott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		189,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		443,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	443,390

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

SCHEDULE 13G
This Amendment No. 1 to the Schedule 13G (this “Schedule 13G”) is being filed on behalf of (i) Ranger Investment Management, L.P., a Delaware limited partnership, (ii) Ranger Investment Group, L.L.C., a Delaware limited liability company, (iii) Ranger Capital Group Holdings, L.P., a Texas limited partnership, (iv) Ranger Capital Group, L.L.C., a Texas limited liability company, (v) Jason Christopher Elliott and (vi) William Conrad Doenges (the persons in (i)-(iv) above are referred to herein as the “Reporting Persons”), relating to Common Stock, $.01 par value (the “Common Stock”), of America’s-Car Mart Inc., a Delaware corporation (the “Issuer”).
Item 1(a) Name of Issuer.
America’s-Car Mart Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
802 Southeast Plaza Ave
Suite 200
Bentonville, AR 72712
Item 2(a) Name of Person Filing.
This Schedule 13G is being filed on behalf of each of the following persons (each, a “Reporting Person”):
(i)	Ranger Investment Management, L.P.;

(ii)	Ranger Investment Group, LLC;

(iii)	Ranger Capital Group Holdings, L.P.;

(iv)	Ranger Capital Group, L.L.C.;

(v)	Jason Christopher Elliott; and

(vi)	William Conrad Doenges.
Ranger Investment Management, L.P. is an investment advisor which has been granted investment discretion over certain portfolio investments, including the Common Stock referenced herein. This Schedule 13G relates to the Common Stock held for the accounts of Ranger Investment Management, L.P.’s clients.
Item 2(b) Address of Principal Business Office.
The address of the principal business office of the Reporting Persons is:
300 Crescent Court, Suite 1100
Dallas, TX 75201
Item 2(c) Place of Organization; Citizenship.
(i)	Ranger Investment Management, L.P. is a Delaware limited partnership;

(ii)	Ranger Investment Group, L.L.C. is a Delaware limited liability company;

(iii)	Ranger Capital Group Holdings, L.P. is a Texas limited partnership;

(iv)	Ranger Capital Group, L.L.C. is a Texas limited liability company;

(v)	Jason Christopher Elliott is a citizen of the United States of America; and

(vi)	William Conrad Doenges is a citizen of the United States of America.

Item 2(d) Title of Class of Securities.
Common Stock, $.01 par value (the “Common Stock”)
Item 2(e) CUSIP Number.
03062t105
Item 3 Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.
Ownership as of December 31, 2010 is incorporated by reference to items (5) — (9) and (11) of each of the cover pages of the Reporting Persons.
Ranger Investment Management, L.P. has dispositive power over Common Stock held for the accounts of its clients. However, with respect to their accounts, certain clients retain rights to vote proxies or require that proxies are voted by third parties. As such, Ranger Investment Management, L.P. does not have voting power with respect to all Common Stock in which it has dispositive power.
Ranger Investment Management, L.P. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of the shares of Common Stock which are the subject of this filing through the investment discretion it exercises over its clients’ accounts.
Ranger Investment Group, L.L.C. is the general partner of Ranger Investment Management, L.P.
Ranger Capital Group Holdings, L.P. is the managing member of Ranger Investment Group, L.L.C.
Ranger Capital Group, L.L.C. is the general partner of Ranger Capital Group Holdings, L.P.
Jason Elliott is the Manager of Ranger Capital Group, L.L.C.
Conrad Doenges is the sole Portfolio Manager with respect to portfolios managed by Ranger Investment Management, L.P. and is granted investment discretion with respect to such portfolios.
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.

Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 10, 2011

RANGER INVESTMENT MANAGEMENT, L.P.

By:	Ranger Investment Group, L.L.C.
Its General Partner

By:	Ranger Capital Group Holdings, L.P.
Its Managing Member

By:	Ranger Capital Group, L.L.C.
Its General Partner

By:	/s/ Nim Hacker

	Name:	Nim Hacker
	Title:	Authorized Signatory

RANGER INVESTMENT GROUP, L.L.C.

By:	Ranger Capital Group Holdings, L.P.
Its Managing Member

By:	Ranger Capital Group, L.L.C.
Its General Partner

By:	/s/ Nim Hacker

	Name:	Nim Hacker
	Title:	Authorized Signatory

RANGER CAPITAL GROUP HOLDINGS, L.P.

By:	Ranger Capital Group, L.L.C.
Its General Partner

By:	/s/ Nim Hacker

	Name:	Nim Hacker
	Title:	Authorized Signatory

RANGER CAPITAL GROUP, L.L.C.

By:	/s/ Nim Hacker

	Name:	Nim Hacker
	Title:	Authorized Signatory

JASON CHRISTOPHER ELLIOTT

By:	/s/ Jason Christopher Elliott

WILLIAM CONRAD DOENGES

By:	/s/ William Conrad Doenges